ENERTECK CORPORATION
10701 Corporate Drive, Suite 150
Stafford, Texas 77477

VIA EDGAR

October 11, 2007

Pamela A. Long
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010

Re:        EnerTeck Corporation (the “Company”)
Amendment No. 1 to Registration Statement on Form SB-2
Filed July 3, 2006
File No. 333-133651

Form 10-KSB for the fiscal year ended December 31, 2005
Filed April 13, 2006
File No. 000-31981

Form 10-QSB for the fiscal quarter ended March 31, 2006
Filed May 12, 2006
File No. 000-31981

Ladies and Gentlemen:

With this letter, we are hereby filing through EDGAR the Company’s Amendment No. 2 to its Registration Statement on Form SB-2. We are also setting forth below the Company’s responses to the Staff’s comments regarding the above referenced filings set forth in your letter dated July 10, 2006. To aid your review of the filing, the responses below are numbered to correspond with the numbered paragraphs included in your letter. References in this letter to “we”, “our” or “us” refer to the Company.

Please note that we are registering an additional 510,000 shares underlying additional warrants which have been issued. The additional filing fee has been paid.

Registration Statement on Form SB-2

Available Information, page 34

1.
We read your response to comment 11 of our letter dated May 16, 2006 and we reissue this comment. In this regard, we note that a summary by its nature is not complete. Your language suggests that you may not have summarized all of the material provisions of the contracts, agreements, and other documents.

The disclosure in the third paragraph in the Available Information section has been revised.

Financial Statements, page F-1

2.	We note your response to comment 13 of our letter dated May 16, 2006 and have the following additional comments:

•
Please amend your Form SB-2 to disclose further details regarding the remaining $7,168,900 of non-cash compensation expense that you recognized. In this regard, please disclose the number of shares issued, the amount of expense recognized, and the type of services provided. In particular, please clarify the type of services provided by the founding shareholders.

•
Please confirm to us that the shares were issued in exchange for services provided in the past. If not, to the extent that services will be provided in the future, please amend your Form SB-2 to defer a pro rata portion of these expenses until the services are provided in the future, if material.

•	Please amend your Form SB-2 to disclose the nature of the services that BATL Bioenergy provided in exchange for the warrants.

•
In note 1, you continue to state that you issued warrants to Antheneum Capital for past and future consulting services. Consistent with your response, please clarify your disclosures to indicate that the warrants were issued only for past services.

Notes 5 and 6 to the Financial Statements for the years ended December 31, 2006 and 2005 reflect the details of all non-cash compensation. The shares issued to the founding shareholders were for past services. Also, Note 6 states the warrants issued to Atheneum Capital were for past services. In addition, the Financial Statements for 2005 have been restated to reflect the proper recording of the warrants issued to BATL BioEnergy in connection with an equity financing as an equity transaction instead of compensation expense. This is reflected in Note 11.

3.
We note your response to comment 14 of our letter dated May 16, 2006. Please be advised that you are required to include the financial statements of probable acquisitions that are significant at the 50% level or greater, pursuant to Item 310(c) of Regulation S-B, as well as pro forma financial information, pursuant to Rule 310(d) of Regulation S-B. Accordingly, please tell us more about the status of negotiations with the owners of RubyCat for the purchase of EnerBurn technology and associated assets, including the likelihood of such acquisition. Please also tell us, in detail, why you do not believe that EnerBurn technology and associated assets represent a “business” as we assume that the nature of the revenue-producing activity of the component will remain generally the same as before the transaction. Please refer to the definition of “business” in Rule 11-01(d) of Regulation S-X. In addition, please provide us with the calculations supporting your significance tests.

We have determined that the acquisition of the EnerBurn technology is an asset purchase and not a business acquisition. The nature of the revenue producing activity will not be generally the same as before the transaction. We will use the technology to obtain the EPA license to manufacture our products for the on road as well as the off road diesel engine markets from our own facility, rather than being required to purchase these products from the original licensor and selling it relabeled under the EnerBurn logo. The company from which the asset has been purchased will, as part of the purchase, assist us in the further development of the commercial diesel fuel market and will also continue to manufacture and use the technology in the other market areas such as the heating oil, the consumer diesel fuel and the gasoline markets, as it has in the past. These other markets were not part of the sale to us and are not areas of interest for us. Additionally, the attributes from Rule 11-01(d) of Regulation S-X were used to make this determination. We did not acquire any physical facilities, employee base, market distribution system, sales force, customer base, production techniques or trade names with the transaction.

4.
We have reviewed your response to comment 19 of our letter dated May 16, 2006. You state that Other Income primarily relates to interest income. Please tell us the amount of interest income you recognized for the quarter ended March 31, 2006. Please clarify how you generated this interest income, as we note that you do not appear to have any investments, other than cash, on your balance sheet. Please also tell us the nature and amount of the remainder of the $56,453 of Other Income. In addition, please ensure that you include this information in your amended Form SB-2, as well as your next Form 10-Q.

The amount of the interest income for the quarter ended March 31, 2006 was $30,045. The remaining $24,229 has been reclassified to reduce general and administrative expenses as these items offset those expenses.

Exhibit 5.1

5.
We note the opinion in the third paragraph that the registered shares, when sold, will be legally issued, fully paid and nonassessable. Counsel should not qualify its opinion with the statement “when sold” because the registered shares should be legally issued, fully paid and nonassessable prior to their resale by the selling stockholders. In this regard, we note the following:

•
2,460,000 of the registered shares are currently issued and outstanding and are being registered for resale. As such, counsel should be able to opine as to whether these shares “are” legally issued, fully paid and nonassessable.

•
4,426,650 of the registered shares are currently issuable upon the exercise of warrants. As such, counsel should be able to opine as to whether these shares, when issued in accordance with the terms of their related warrants, “will be” legally issued, fully paid and nonassessable.

In neither case is the determination dependent on when the registered shares are sold. Please have counsel revise its opinion accordingly.

Our counsel’s opinion has been revised appropriately. Please see Exhibit 5.1.

Form 10-KSB for the fiscal year ended December 31, 2005
Form 10-QSB for the fiscal quarter ended March 31, 2006

6.
We read your response to comment 17 of our letter dated May 16, 2006 and we reissue this comment with respect to the third bullet point and the last paragraph of this comment. In this regard, we note that the revised disclosure in the Form 10-KSB and Form 10-QSB does not appear to conform to the definition in Rule 13a-15(e) under the Exchange Act.

In connection with the Company’s Form 10-KSB for the year ended December 31, 2006, we provided the following disclosure in Item 8A. Controls and Procedures:

“Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, these disclosure controls and procedures were effective to ensure that all information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There have been no changes in internal control over financial reporting that occurred during the fiscal year covered by this report that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.”

In the Company’s Form 10-QSB for the quarter ended September 30, 2006, we provided the following disclose in Item 3. Controls and Procedures:

“(a) Evaluation of Disclosure Controls and Procedures.

Management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) as of the end of the period covered by this report. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

We have previously identified deficiencies in our internal controls and disclosure controls related to the expense recognition of stock-based compensation. We are in the process of improving our internal control over financial reporting in an effort to remediate these deficiencies through improved supervision and training of our accounting staff. These deficiencies have been disclosed to our Board of Directors. We believe that this effort is sufficient to fully remedy these deficiencies and we are continuing our efforts to improve and strengthen our control processes and procedures. Our Chief Financial Officer and directors will continue to work with our auditors and other outside advisors to ensure that our controls and procedures are adequate and effective.

(b) Changes in Internal Control Over Financial Reporting.

There have been no significant changes in our internal controls over financial reporting that occurred during the fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

Insofar that our Form 10-KSB for the year ended December 31, 2006 incorporates all of the revisions we were requested to make in our Form 10-KSB for the year ended December 31, 2005, we respectfully request that the Commission accept same in lieu of an amendment to our Form 10-KSB for the year ended December 31, 2005, as well as to our Form 10-QSB for the quarter ended March 31, 2006. Moreover, we do not believe any of such proposed clarifications and amendments are material to a fair and complete presentation of our operations and, if not provided in earlier filed reports, would result in a reader being materially misled, especially since all of the appropriate changes are reflected in our Form 10-KSB for the year ended December 31, 2006 and subsequent filings.

Thank you for your attention to this matter. We look forward to hearing from you. Please direct any questions or requests for clarification of matters addressed in this letter to the undersigned or to David M. Kaye, Esq. of Kaye Cooper Fiore Kay & Rosenberg, LLP, at (973) 443-0600 or by fax at (973) 443-0609.

Very truly yours,

ENERTECK CORPORATION

/s/ Dwaine Reese
Dwaine Reese Chief Executive Officer

/s/ Richard Dicks
Richard Dicks Chief Financial Officer